SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

GameStop Corp.

(Name of Issuer)

Class A Common Stock, par value $.001 per share

(Title of Class of Securities)

36 467W 10 9

(CUSIP Number)

Leonard Riggio

c/o Barnes & Noble, Inc.

122 Fifth Avenue

New York, New York 10011

(212) 633-3300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 27, 2007

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. (

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Leonard Riggio
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,766,230
	8	SHARED VOTING POWER 1,009,892
	9	SOLE DISPOSITIVE POWER 12,766,230
	10	SHARED DISPOSITIVE POWER 1,009,892
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,776,122
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 36 467W 10 9	13D	Page 3 of 6

This statement constitutes Amendment No. 2 (“Amendment No. 2”) to the Statement on Schedule 13D filed with the Securities and Exchange Commission by Leonard Riggio (the “Reporting Person”), and is being filed in connection with Mr. Riggio’s exercise of stock options and concurrent sale of an aggregate of 2,500,000 shares of Class A Common Stock, par value $.001 per share (the “Class A Common Stock”), of GameStop Corp., a Delaware corporation, with its principal executive offices at 625 Westport Parkway, Grapevine, Texas 76051 (the “Company”).

In accordance with Exchange Act Rule 13d-2, this Amendment No. 2 amends and supplements only information that has materially changed since the October 12, 2005 filing by the Reporting Person of the Schedule 13D and the April 17, 2006 filing by the Reporting Person of the Amendment No. 1 to the Schedule 13D (incorrectly stated as Amendment No. 2 therein) (collectively, the “Schedule 13D”). To the best knowledge of Mr. Riggio, there has been no material change in the information set forth in response to Items 1, 2, 3 and 7 of the Schedule. Accordingly, those Items are omitted from this Amendment No. 2. Unless otherwise indicated herein, terms used but not otherwise defined in this Amendment No. 2 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Until February 7, 2006, the Company had two classes of common stock outstanding: Class A and Class B. The two classes of common stock generally had identical rights, with the exception that the holders of Class A Common Stock were entitled to one vote per share on all matters to be voted on by stockholders, whereas holders of Class B Common Stock were entitled to ten votes per share on such matters. On February 7, 2007, following approval by a majority of the Class B common stockholders in a Special Meeting of the Company’s Class B common stockholders, all outstanding Class B common shares were converted into Class A common shares on a one-for-one basis (the “Conversion”). Therefore, all shares of Class B Common Stock beneficially owned by the Reporting Person and reported on a Statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Person on October 12, 2005 were converted into Class A Common Stock pursuant to the terms of the Conversion. All shares of Class A Common Stock received in the Conversion are reported herein. In addition, on February 9, 2007, the Board of Directors of the Company authorized a two-for-one stock split, affected by a one-for-one stock dividend to stockholders of record on the close of business on February 20, 2007, paid on March 16, 2007 (the “Stock Split”). Unless otherwise indicated, all numbers in this Schedule 13D have been restated to reflect the Conversion and the Stock Split.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On April 25-27, 2007, in connection with the sale described below, the Reporting Person exercised options to purchase 2,500,000 shares of Class A Common Stock, at a per share exercise price of $2.2527.

On April 25, 2007, the Reporting Person sold 350,000 shares of Class A Common Stock in 115 separate transactions at prices ranging from $33.71 to $34.25 per share, resulting in a

CUSIP No. 36 467W 10 9	13D	Page 4 of 6

weighted average sale price per share of $33.9780. On April 26, 2007, the Reporting Person sold 634,800 shares of Class A Common Stock in 92 separate transactions at prices ranging from $33.67 to $34.25 per share, resulting in a weighted average sale price per share of $33.9957. On April 27, 2007, the Reporting Person sold 1,515,200 shares of Class A Common Stock in 99 separate transactions at prices ranging from $33.25 to $34.08 per share, resulting in a weighted average sale price per share of $33.5309.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a)          The Reporting Person is the beneficial owner of 13,776,122 shares of Company Class A Common Stock, or 8.6% of the Company Class A Common Stock issued and outstanding as of April 30, 2007. The Reporting Person is the direct beneficial owner of 10,512,404 shares (6.5%) of Class A Common Stock, consisting of (i) 6,954,404 shares of Class A Common Stock, (ii) 3,500,000 shares which are issuable upon the exercise of options which have a per share exercise price of $2.2527, have been exercisable since October 8, 2005 and expire on June 10, 2011, (iii) 16,000 shares which are issuable upon the exercise of options which have a per share exercise price of $17.94, became exercisable on September 8, 2006 and expire on September 7, 2015, and (iv) 42,000 shares of which are restricted shares, 10,000 shares of which vest on September 8, 2007, 12,800 shares of which vest in equal installments on February 10 of each of the years 2008 through 2009 and 19,200 shares of which vest in equal installments on February 9 of each of the years 2008 through 2010. The Reporting Person has the sole voting and dispositive power with respect to all of such shares. The Reporting Person also holds options to purchase 32,000 shares which have a per share exercise price of $17.94, become exercisable in equal installments on September 8, 2007 and September 8, 2008 and expire on September 7, 2015, which shares are not currently included in the shares reported herein as beneficially owned by the Reporting Person.

The Reporting Person is the indirect beneficial owner of 2,253,826 shares of Company Class A Common Stock owned by Barnes & Noble College Booksellers, Inc., a New York corporation ("B&N College"), of which the Reporting Person owns all of the currently outstanding voting securities. As the owner of all of the voting securities of B&N College, the Reporting Person has sole voting and dispositive power with respect to the shares of Company Class A Common Stock owned by B&N College. As co-trustee of The Riggio Foundation, a charitable trust, the Reporting Person is the indirect beneficial owner of 1,009,892 shares of Company Class A Common Stock owned by The Riggio Foundation. The Reporting Person shares voting and dispositive power with respect to such shares with his wife, Louise Riggio, who is the other co-trustee of The Riggio Foundation. The Reporting Person is also the beneficiary of 605,424 shares of Company Class A Common Stock held in a rabbi trust established by Barnes & Noble for the benefit of the Reporting Person pursuant to a deferred compensation arrangement. The Reporting Person has no voting or dispositive power with respect to such shares and such shares are not included in the shares reported herein as beneficially owned by the Reporting Person.

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(b)          The Reporting Person has the sole power to vote and dispose of 12,766,230 shares of Class A Common Stock and shared power to vote and dispose of 1,009,892 shares of Class A Common Stock.

(c)          Other than as described in Item 4 of this Amendment No. 2, the Reporting Person has not effected any transactions in the shares of Class A Common Stock during the past 60 days.

(d) and (e)	Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

The matters set forth in Item 4 above are incorporated in this Item 6 by reference as if fully set forth herein.

CUSIP No. 36 467W 10 9	13D	Page 6 of 6

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

/s/ Leonard Riggio
Leonard Riggio

Dated: May 7, 2007